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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE 13D
                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               ----------------

                          CUMMINS ENGINE COMPANY, INC.
                                (NAME OF ISSUER)

                               ----------------

COMMON STOCK, PAR VALUE $2.50 PER SHARE                 231021 10 6
     (TITLE OF CLASS OF SECURITIES)                   (CUSIP NUMBER)

                               ----------------

                                   M.W. MEYER
                                 VICE PRESIDENT
                           AND DEPUTY GENERAL COUNSEL
                                  TENNECO INC.
                                TENNECO BUILDING
                              HOUSTON, TEXAS 77002
                                 (713) 757-2131
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                             DECEMBER 29, 1993
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                               ----------------

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

  Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                      13D
                             CUSIP No. 231021 10 6

                           Page  2  of     Pages

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Tenneco Inc.
       76-0233548
- ---------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]
- ---------------------------------------------------------------------------
  3    SEC USE ONLY
- ---------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       WC
- ---------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
                                                                       [_]
- ---------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
- ---------------------------------------------------------------------------

 NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH

          7   SOLE VOTING POWER
              -0-
           ---------------------------
          8   SHARED VOTING POWER
              -0-
           ---------------------------
          9   SOLE DISPOSITIVE POWER
              -0-
           ---------------------------
         10   SHARED DISPOSITIVE POWER
              -0-
- --------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -0-
- -----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [_]
- -----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.00%
- -----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       CO
- -----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
                             CUSIP No. 231021 10 6

                           Page  3  of     Pages

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Kern County Land Company
       94-1651111
- ---------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]
- ---------------------------------------------------------------------------
  3    SEC USE ONLY
- ---------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO
- ---------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
                                                                       [_]
- ---------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
- ---------------------------------------------------------------------------

 NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH

          7   SOLE VOTING POWER
              -0-
           ---------------------------
          8   SHARED VOTING POWER
              -0-
           ---------------------------
          9   SOLE DISPOSITIVE POWER
              -0-
           ---------------------------
         10   SHARED DISPOSITIVE POWER
              -0-
- --------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -0-
- -----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [_]
- -----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.00%
- -----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       CO
- -----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
                             CUSIP No. 231021 10 6

                           Page  4  of     Pages

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Case Corporation
       74-1668960
- ---------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]
- ---------------------------------------------------------------------------
  3    SEC USE ONLY
- ---------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO
- ---------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
                                                                       [_]
- ---------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
- ---------------------------------------------------------------------------

 NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH

          7   SOLE VOTING POWER
              -0-
           ---------------------------
          8   SHARED VOTING POWER
              -0-
           ---------------------------
          9   SOLE DISPOSITIVE POWER
              -0-
           ---------------------------
         10   SHARED DISPOSITIVE POWER
              -0-
- --------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -0-
- -----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [_]
- -----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.00%
- -----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       CO
- -----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

  This statement relates to the common stock, par value $2.50 per share (the "Common Stock"), of Cummins Engine Company, Inc., an Indiana corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 Jackson Street, Columbus, Indiana.

  This Amendment No. 1 to Schedule 13D is being filed in accordance with
Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, to report the transfer by Tenneco Inc. ("Tenneco") of 3,200,000 shares of Common Stock of the Issuer. The original Schedule 13D was filed on July 30, 1990.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(c), (f) This statement is being filed by Tenneco Inc. ("Tenneco"), Kern County Land Company ("Kern County"), and Case Corporation ("Case"; Tenneco, Kern County and Case are hereinafter referred to collectively as the "Reporting Persons" and individually as a "Reporting Person"). Each Reporting Person was incorporated under the laws of the State of Delaware. The principal executive offices of Tenneco and Kern County are located at 1010 Milam Street, Houston, Texas 77002, and Case has its principal executive office at 700 State Street, Racine, Wisconsin 53404.

  Tenneco is a holding company conducting all of its operations through subsidiaries. The major interests of these subsidiaries are natural gas pipelines, farm and construction equipment, automotive parts, shipbuilding, packaging, and chemicals. The name, business address, citizenship and present principal occupation or employment of each of the directors and executive officers of Tenneco are set forth in Schedules I and II hereto.

  Kern County is a holding company conducting all of its operations through subsidiaries. Its principal subsidiary is Case, which is engaged in the manufacture and sale of farm and construction equipment. It also has subsidiaries that are engaged in the sale of real estate. The name, business address, citizenship and present principal occupation or employment of each of the executive officers and directors of Kern County are set forth in Schedules III and IV.

  Case, directly and through its subsidiaries, manufactures and sells a full line of farm equipment and light and medium-sized construction equipment. The name, business address, citizenship and present principal occupation or employment of each of the executive officers and directors of Case are set forth in Schedules V and VI.

  (d) and (e) During the past five years, neither Tenneco, Kern County or Case nor, to their knowledge, any of their directors or executive officers has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  On or about July 16, 1990, Tenneco paid to the Issuer, out of its working capital, the sum of $100,000,000 for one share of the Issuer's Series T Convertible Preference Stock (the "Series T Preference Stock"). Effective September 12, 1990, the Series T Preference Stock was converted into 1,600,000 shares of Common Stock, and on October 12, 1993, Tenneco received an additional 1,600,000 shares of Common Stock pursuant to a two-for-one stock split effected by the Issuer. The 3,200,000 shares of Common Stock acquired by Tenneco are herein referred to as the "Cummins Stock".

ITEM 4. PURPOSE OF TRANSACTION.

  Tenneco acquired the Series T Preference Stock for investment under an Investment Agreement with the Issuer dated as of July 16, 1990 (the "Investment Agreement"). A copy of the Investment Agreement has been filed as Exhibit 1 to this statement and is incorporated herein by reference. The description herein of the Investment Agreement is qualified in its entirety by the complete text of Exhibit 1.

  On or about July 13, 1990, the Issuer amended the Rights Agreement (the "Rights Agreement") (Exhibit 2 to this statement and incorporated herein by reference), dated as of September 9, 1986, between the Issuer and the Rights Agent (as defined therein) to permit the acquisition by Tenneco of Common Stock of the Issuer as provided for in the Investment Agreement and agreed to make additional amendments thereto as provided in Section 3.1(h) of the Investment Agreement.

DISPOSITION OF THE CUMMINS STOCK

  By the Consent and Amendment to Investment Agreement between Tenneco and the Issuer dated as of December 29, 1993 (the "Consent and Amendment"), a copy of which is filed as Exhibit 3 to this statement and is incorporated herein by reference, the Issuer consented to the following transfers of the Cummins Stock proposed by Tenneco:

    1. From Tenneco to Kern County, a wholly-owned subsidiary of Tenneco;

    2. From Kern County to Case, a wholly-owned subsidiary of Kern County;

    3. From Case to the Bankers Trust Company, as trustee for the account of the Case Corporation Pension Plan for Hourly-Paid Employees (the "Plan"); and

    4. From the Bankers Trust Company, as trustee for the account of the Plan, to Bankers Trust Company, as trustee of the Tenneco Inc. General Employee Benefit Trust (the "GEBT").

  The Plan is a defined benefit pension plan for eligible hourly employees of Case. The GEBT is a trust which holds assets of the Plan and all other defined benefit pension plans maintained by Tenneco and its domestic subsidiaries.

  On December 29, 1993, the transfers of the Cummins Stock contemplated by the Consent and Amendment were made, as a result of which the GEBT became the owner of the Cummins Stock. Simultaneously with each transfer described above, the respective transferee executed and delivered to Tenneco and the Issuer a Joinder in Agreement, copies of which are filed as Exhibits 4 through 7 to this Statement and are incorporated herein by reference. The Issuer is amending the Rights Agreement to permit the contribution by Tenneco of the Cummins Stock as provided for in the Consent and Amendment. The form of the amendment has been filed with this statement as Exhibit 8 and is incorporated herein by reference.

  Pursuant to an Investment Management Agreement dated as of December 29, 1993, between Tenneco and Woodbridge Capital Management, Inc. ("Woodbridge"), Woodbridge, as an independent fiduciary representing the interests of the GEBT, will exercise the voting and other privileges applicable to shareholders of the Common Stock, subject only to Tenneco's agreement with the Issuer that the Cummins Stock be voted for the election of all nominees included in the Issuer's slate of directors at each shareholders' meeting of the Issuer. Further, Woodbridge will exercise the GEBT's right to designate a person for election to the Issuer's Board of Directors. A copy of the Investment Management Agreement is filed with this statement as Exhibit 9 and is incorporated herein by reference.

THE INVESTMENT AGREEMENT

  The Investment Agreement set forth the terms and conditions under which Tenneco made its investment in the Issuer. The principal provisions of the Investment Agreement included the following:

    (i) Tenneco was entitled to designate one person for election to the Issuer's Board of Directors. Tenneco's designee on the Issuer's Board of Directors is Dana G. Mead, President and Chief Operating Officer of Tenneco.

    (ii) Section 3.2 of the Investment Agreement contains certain standstill, voting, sales and other restrictions applicable to Tenneco with respect to Voting Securities of the Issuer. Included among such restrictions is a percentage limitation on shares of Voting Securities Tenneco may own during the term of the Agreement. Tenneco has agreed that it will not acquire, by purchase or otherwise, beneficial ownership of Voting Securities or any rights or options to acquire such beneficial ownership other than the shares of Common Stock issued to it upon conversion of the Series T Preference Stock; provided, however, that Tenneco may acquire Voting Securities (i) that are issued as dividends on securities which Tenneco is permitted to hold under the Investment Agreement and (ii) in order to prevent its ownership of Voting Securities from falling below 10.8% of all Voting Securities then outstanding (or a higher percentage as established in Section 3.1(e) of the Investment Agreement).

    (iii) Tenneco agreed that it would not engage in certain activities, as described in Sections 3.2(a)(ii) through (ix), unless requested or permitted in writing in advance by the Issuer. For so long as Tenneco beneficially owned 5% or more of the Voting Securities, it agreed not to act in concert with Ford Motor Company and Kubota Corporation, each of which purchased convertible preference stock from the Issuer effective July 16, 1990, with respect to the activities set forth in Sections 3.2(a)(i) through (ix) of the Investment Agreement.

    (iv) Tenneco agreed that it would not transfer any Voting Securities owned by it prior to July 16, 1996, except as permitted by Section 3.2(b) of the Investment Agreement.

    (v) Tenneco agreed to vote its Voting Securities of the Issuer for the election of all nominees included in the Company's slate of directors at each shareholders' meeting of the Issuer. Tenneco was not otherwise restricted in the manner in which it could vote its Voting Securities on any matter submitted to the Issuer's shareholders.

    (vi) The term of the Investment Agreement is for a minimum of six years and shall continue until the earlier to occur of (i) Tenneco ceasing to beneficially own at least 5.0% of the total voting power of all the then outstanding Voting Securities and (ii) ten years; provided, however, that certain provisions of the Investment Agreement, as set forth in Section 5.1 thereof, survive termination.

The above description of the Investment Agreement is qualified in its entirety by the complete text of Exhibit 1.

  Pursuant to the Consent and Amendment, the transfer of the Cummins Stock to the GEBT on behalf of the Plan transferred to the GEBT all rights, obligations and covenants of Tenneco under the Investment Agreement, as amended by the Consent and Agreement. Additionally, Tenneco, Kern River, Case and the Plan continue to be bound by the provisions of the Investment Agreement, as so amended.

GENERAL

  Except as stated above, neither Tenneco nor, to the best of its knowledge, any person identified in Schedule I has any plans or proposals as of the date hereof which relate to or would result in:

    (1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (5) any material change in the present capitalization or dividend policy of the Issuer;

    (6) any other material change in the Issuer's business or corporate structure;

    (7) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

    (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

    (10) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a) None.

  (b) Not applicable.

  (c) In the past 60 days, neither Tenneco nor, to the best of its knowledge, any of its directors or executive officers has engaged in any transaction in the classes of securities covered by this statement except for the transaction herein reported on.

  (d) See response to Item 4.

  (e) As described in Item 4 above, on December 29, 1993, Tenneco ceased to be the beneficial owner of more than five percent of the class of securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  Except as described in Item 4 above, neither Tenneco nor, to the best of its knowledge, any of its directors or executive officers has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Exhibits not incorporated by reference to a prior filing are designated by an asterisk; all exhibits not so designated are incorporated herein by reference to a prior filing as indicated.

   1 --Investment Agreement between Tenneco Inc. and Cummins Engine Company,
      Inc. dated as of July 16, 1990 (Exhibit 1 to Schedule 13D filed on July
      30, 1990).
   2 --Amendment No. 4, dated as of July 13, 1990, to the Rights Agreement, dated as of September 9, 1986, between the Issuer and the Rights Agent
      (Exhibit 2 to Schedule 13D filed on July 30, 1990).
  *3 --Consent and Amendment to Investment Agreement between Tenneco Inc. and
      Cummins Engine Company, Inc. dated as of December 29, 1993.
  *4 --Joinder in Agreement between Tenneco Inc. and Kern County Land Company dated as of December 29, 1993.
  *5 --Joinder in Agreement between Tenneco Inc. and Case Corporation dated as of December 29, 1993.
  *6 --Joinder in Agreement between Tenneco Inc. and Bankers Trust Company, as
      Trustee of the Case Corporation Pension Plan for Hourly-Paid Employees dated as of December 29, 1993.
  *7 --Joinder in Agreement between Tenneco Inc. and Bankers Trust Company, as
      Trustee of the Tenneco Inc. General Employee Benefit Trust dated as of
      December 29, 1993.
  *8 --Amendment No. 7, dated as of December 29, 1993, to the Rights Agreement, dated as of September 9, 1986, between the Issuer and the Rights Agent.
  *9 --Investment Management Agreement dated as of December 29, 1993 between
      Tenneco Inc. and Woodbridge Capital Management, Inc.
 *10 --Agreement relating to joint filing of Schedule 13D.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TENNECO INC.

                                              M.W. Meyer
                                          By:__________________________________
                                              M. W. Meyer
                                              Vice President and Deputy
                                               General Counsel

Dated: January 10, 1994

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          KERN COUNTY LAND COMPANY

                                              M. W. Meyer
                                          By:__________________________________
                                              M. W. Meyer

                                              Vice President

Dated: January 10, 1994

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CASE CORPORATION

                                              Robert G. Simpson
                                          By:__________________________________

                                              Robert G. Simpson

                                              Vice President and Assistant
                                               Secretary

Dated: January 10, 1994

                                                                      SCHEDULE I

                           DIRECTORS OF TENNECO INC.

  The following table sets forth the name, business address and present principal occupation or employment of each director of Tenneco Inc. Each such person is a citizen of the United States of America.

      NAME AND ADDRESS             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
      ----------------             ------------------------------------------
Michael H. Walsh              Chairman of the Board and Chief Executive Officer of
P.O. Box 2511                 Tenneco Inc.
Houston, Texas 77252-2511
Mark Andrews                  Chairman of Andrews Associates, Inc., a government
Suite 695                     consulting firm.
2550 M Street, N.W.
Washington, D.C. 20037
W. Michael Blumenthal         Chairman of the Board and Chief Executive Officer of
1 Rockefeller Plaza, 32nd     Lazard, Freres & Co.
Floor
New York, New York 10020
M. Kathryn Eickhoff           President of Eickhoff Economics, Inc., a consulting
Suite 400                     firm.
510 LaGuardia
New York, New York 10012
Peter T. Flawn                Former President of The University of Texas at
3718 Bridle Path              Austin.
Austin, Texas 78703
Henry U. Harris, Jr.          Vice Chairman Emeritus of Smith Barney, Harris Upham
Smith Barney, Harris Upham &  & Co., Incorporated, an investment banking firm.
Co.,  Incorporated
1345 Avenue of the Americas
New York, New York 10105
Belton K. Johnson             Engaged in farming, ranching and investments.
100 West Houston, Suite 1525
San Antonio, Texas 78230
John B. McCoy                 Chairman and Chief Executive Officer of BANC ONE
100 East Broad Street         Corporation, a bank holding company.
16th Floor
Columbus, Ohio 43271-0261
Dana G. Mead                  President and Chief Operating Officer of Tenneco
P. O. Box 2511                Inc.
Houston, Texas 77252-2511
Joseph J. Sisco               Partner of Sisco Associates, a management consulting
Sisco Associates              firm.
1250 24th Street, N.W.
Suite 875
Washington, D.C. 20037

                                                                     SCHEDULE II

                       EXECUTIVE OFFICERS OF TENNECO INC.

  The following table sets forth the name and present principal occupation or employment of each executive officer of Tenneco Inc. Each such person is a citizen of the United States of America.

  Unless otherwise indicated, the address of each officer is P. O. Box 2511, Houston, Texas 77252-2511.

                                            PRESENT PRINCIPAL OCCUPATION OR
            NAME AND ADDRESS                          EMPLOYMENT
            ----------------                -------------------------------
                                        Chairman of the Board and Chief
 Michael H. Walsh...................... Executive Officer
 Dana G. Mead.......................... President and Chief Operating Officer
 Theodore R. Tetzlaff.................. General Counsel
                                        Senior Vice President and Chief
 Robert T. Blakely..................... Financial Officer
 Stacy S. Dick......................... Senior Vice President--Strategy
 Barry R. Schuman...................... Senior Vice President--Human Resources
                                        Vice President and Deputy General
 Kenneth D. Allen...................... Counsel
                                        Vice President--Financial Analysis and
 Matthew W. Appel...................... Planning
 John J. Castellani.................... Vice President--Government Relations
 James V. Faulkner, Jr................. Vice President--Law
 Arthur H. House....................... Vice President--Corporate Affairs
                                        Vice President and Deputy General
 M. W. Meyer........................... Counsel
 E. J. Milan........................... Vice President and Controller
 Robert G. Simpson..................... Vice President--Tax
 Karl A. Stewart....................... Vice President and Secretary
 Richard L. Wambold.................... Vice President--Operations

                                                               SCHEDULE III

                   DIRECTORS OF KERN COUNTY LAND COMPANY

  The following table sets forth the name, business address and present principal occupation or employment of each director of Kern County Land Company. Each such person is a citizen of the United States of America.

  NAME AND ADDRESS                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
  ----------------                ------------------------------------------
Dana G. Mead           President and Chief Operating Officer of Tenneco Inc.
P. O. Box 2511
Houston, Texas 77252-
2511
Robert T. Blakely      Senior Vice President and Chief Financial Officer of Tenneco Inc.
P.O. Box 2511
Houston, Texas 77252-
2511

                                                                SCHEDULE IV

              EXECUTIVE OFFICERS OF KERN COUNTY LAND COMPANY

  The following table sets forth the name and present principal occupation or employment of each executive officer of Kern County Land Company. Each such person is a citizen of the United States of America.

  Unless otherwise indicated, the address of each officer is P. O. Box 2511, Houston, Texas 77252-2511.

                                           PRESENT PRINCIPAL OCCUPATION OR
            NAME AND ADDRESS                          EMPLOYMENT
            ----------------               -------------------------------
                                        President and Chief Operating Officer
 Dana G. Mead.......................... of Tenneco Inc.
 Robert T. Blakely..................... Senior Vice President and Chief
                                         Financial Officer of Tenneco Inc.
 M. W. Meyer........................... Vice President and Deputy General
                                         Counsel of Tenneco Inc.
 Robert G. Simpson..................... Vice President--Tax of Tenneco Inc.
                                        Vice President and Secretary of
 Karl A. Stewart....................... Tenneco Inc.

                                                                 SCHEDULE V

                       DIRECTORS OF CASE CORPORATION

  The following table sets forth the name, business address and present principal occupation or employment of each director of Case Corporation. Each such person is a citizen of the United States of America.

  NAME AND ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
  ----------------          ------------------------------------------
Dana G. Mead           President and Chief Operating Officer of Tenneco Inc.
P. O. Box 2511
Houston, Texas 77252-
2511
Theodore R. Tetzlaff   General Counsel of Tenneco Inc.
P.O. Box 2511
Houston, Texas 77252-
2511

                                                                SCHEDULE VI

                  EXECUTIVE OFFICERS OF CASE CORPORATION

  The following table sets forth the name and present principal occupation or employment of each executive officer of Case Corporation. Each such person is a citizen of the United States of America.

  Unless otherwise indicated, the address of each officer is 700 State Street, Racine, Wisconsin 53404.

           NAME AND ADDRESS                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
           ----------------                  ------------------------------------------
Dana G. Mead..........................  President and Chief Operating Officer of Tenneco Inc.
 1010 Milam Street
 Houston, Texas 77002
Edward J. Campbell..................... President
Steven G. Lamb......................... Executive Vice President
Peter Menikoff......................... Executive Vice President
Richard M. Christman................... Senior Vice President
Thomas E. Evans........................ Senior Vice President
Theodore R. French..................... Senior Vice President, Chief Financial Officer and
                                         Treasurer
Kenneth Q. Kessler..................... Senior Vice President
Richard W. Krant, Jr................... Senior Vice President
Victoria L. Rickey..................... Senior Vice President
Harold D. Boyanovsky................... Vice President
Frank A. Brooke........................ Vice President
Jon R. Carlson......................... Vice President
Marc J. Castor......................... Vice President
Martin M. Dorio........................ Vice President
John E. Evard, Jr...................... Vice President
James L. Hatch......................... Vice President
Ruy R. Hirschheimer.................... Vice President
Herman F. Kosten....................... Vice President
Alfred J. Mulvey....................... Vice President
Ellen Robinson......................... Vice President
Dennis E. Schwieger.................... Vice President
Robert G. Simpson...................... Vice President--Tax of Tenneco Inc.
 1010 Milam Street
 Houston, Texas 77002
Karl A. Stewart........................ Vice President and Secretary of Tenneco Inc.
 1010 Milam Street
 Houston, Texas 77002

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                               ----------------

                          CUMMINS ENGINE COMPANY, INC.
                                (NAME OF ISSUER)

                               ----------------

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  231021 10 6
                                 (CUSIP NUMBER)

                               ----------------


                                    EXHIBITS


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               INDEX OF EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                   DESCRIPTION OF EXHIBITS                     PAGES
 -------                  -----------------------                  ------------
     1   --Investment Agreement between Tenneco Inc. and Cummins
          Engine Company, Inc. dated as of July 16, 1990 (Exhibit
          1 to Schedule 13D filed on July 30, 1990).                    *
     2   --Amendment No. 4, dated as of July 13, 1990, to the
          Rights Agreement, dated as of September 9, 1986,
          between the Issuer and the Rights Agent (Exhibit 2 to
          Schedule 13D filed on July 30, 1990).                         *
     3   --Consent and Amendment to Investment Agreement between
          Tenneco Inc. and Cummins Engine Company, Inc. dated as
          of December 29, 1993.
     4   --Joinder in Agreement between Tenneco Inc. and Kern
          County Land Company dated as of December 29, 1993.
     5   --Joinder in Agreement between Tenneco Inc. and Case
          Corporation dated as of December 29, 1993.
     6   --Joinder in Agreement between Tenneco Inc. and Bankers
          Trust Company, as Trustee of the Case Corporation
          Pension Plan for Hourly-Paid Employees dated as of
          December 29, 1993.
     7   --Joinder in Agreement between Tenneco Inc. and Bankers
          Trust Company, as Trustee of the Tenneco Inc. General
          Employee Benefit Trust dated as of December 29, 1993.
     8   --Amendment No. 7, dated as of December 29, 1993, to the
          Rights Agreement, dated as of September 9, 1986,
          between the Issuer and the Rights Agent.
     9   --Investment Management Agreement dated as of December
          29, 1993 between Tenneco Inc. and Woodbridge Capital
          Management, Inc.
    10   --Agreement relating to joint filing of Schedule 13D.

- --------

* Exhibit incorporated by reference